Exhibit 3(ii)(B)

1ST CONSTITUTION BANCORP
AMENDMENT NO. 3 TO BY-LAWS

This Amendment No. 3 (this “Amendment”) to the By-laws (the “By-laws”) of 1st Constitution Bancorp, a New Jersey corporation (the “Corporation”), is made as of the 17th day of March, 2016.

WHEREAS, the Board of Directors of the Corporation (the “Board”) believes that it is in the best interests of the Corporation to amend Section 2 of Article II of the By-laws to provide that no person who has reached seventy five (75) years of age will be eligible for election or re-election as a director, which represents an increase of five (5) years from the existing maximum age limit of seventy (70) years of age.

NOW THEREFORE, in consideration of the above, the Corporation hereby amends the By-laws as follows:

1.	Article II, Section 2 of the By-laws shall be deleted in its entirety and the following paragraph shall be substituted therefor:

SECTION 2.  NUMBER OF DIRECTORS.  The entire Board shall consist of that number of directors, not less than one nor more than twenty-five, as may from time to time be prescribed by the Board. Directors shall be at least twenty-one years of age and need not be United States citizens or residents of New Jersey or shareholders of the Corporation. No person shall be eligible for election or reelection as a director after he had attained the age of seventy five (75) years.